QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(iv)

Northwest Airlines Corporation
Stock Option Exchange Program
Confirmation of Participation

Employee Number:

        You have successfully submitted your stock option exchange offer election. You may revoke your election at any time prior to the 5 P.M. Central Time deadline on January 14, 2003 by submitting a Change of Election form.

        You have voluntarily accepted the stock option exchange offer outlined in Northwest Airlines Corporation's ("NWA Corp.") "Offer to Exchange" dated December 13, 2002 ("Exchange Offer Document"). You understand that, as stated in your acceptance, unless you revoke your election before 5 P.M. Central Time on January 14, 2002 (or a later expiration date if NWA Corp. extends the offer), your election will be irrevocable and, if accepted by NWA Corp., all of your Eligible Options will be exchanged for a Replacement Award (as that term is defined in the "Exchange Offer Document") and will be cancelled in their entirety on or after January 14, 2003.

        Please retain this email confirmation for your records. During the first week following the close of the offering, you will receive notification outlining the specific number of replacement options or phantom units to which you are entitled.

        If you have any questions regarding the above, please send an email to exchangeoffer@nwa.com.

QuickLinks

  Exhibit (a)(iv)